CALCULATION OF REGISTRATION FEE

Title of Securities to be registered	Maximum Offering Price	Amount of Registration Fee (1)
Common Stock, $0.10 par value	$245,000,000	$28,077

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated February 29, 2012)	Registration No. 333-179795

OMEGA HEALTHCARE INVESTORS, INC.
Common Stock

We have entered into separate equity distribution agreements with each of BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., Jefferies & Company, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, RBS Securities Inc., Stifel, Nicolaus & Company, Incorporated, SunTrust Robinson Humphrey, Inc. and UBS Securities LLC, which we refer to individually as a “sales agent” and collectively as the “sales agents,” relating to shares of our common stock, par value $0.10 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of each equity distribution agreement, we may offer and sell shares of our common stock having an aggregate gross sales price of up to $245,000,000 from time to time through or to the sales agents. Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, or otherwise at market prices prevailing at the time of sale or negotiated transactions, or as otherwise agreed with the applicable sales agent. We will pay each sales agent compensation equal to 2% of the gross sales price of shares sold through such sales agent under the applicable equity distribution agreement.

Under the terms of the equity distribution agreements, we also may sell shares to each sales agent, as principal for its own account, at a price agreed upon at the time of sale.  If we sell shares to a sales agent as principal, we will enter into a separate terms agreement with the sales agent and describe the terms agreement in a separate prospectus supplement or pricing supplement.

No sales agent is required to sell any specific number or dollar amount of shares. Subject to the terms and conditions of the equity distribution agreements and unless otherwise agreed by the sales agents and us, each sales agent will use its commercially reasonable efforts to sell the shares offered by this prospectus supplement and the accompanying prospectus. The offering of common stock pursuant to each equity distribution agreement will terminate upon the earlier of (i) the sale of all shares of common stock subject to the equity distribution agreements, or (ii) with respect to a particular equity distribution agreement, the termination of that equity distribution agreement by us or the applicable sales agent.

Our common stock is listed on the NYSE under the symbol “OHI.” On June 14, 2012, the last reported sale price of our common stock on the NYSE was $21.52 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares of our common stock, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-3 of this prospectus supplement and on page 4 of the attached prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as updated in our subsequent Quarterly Reports on Form 10-Q, which reports are incorporated herein by reference, and any risk factors set forth in our other filings with the Securities and Exchange Commission, or the SEC, pursuant to Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934, as amended, as they may be amended, updated or modified periodically in our reports filed with the SEC.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

BB&T Capital Markets	BofA Merrill Lynch	Credit Agricole CIB	Deutsche Bank Securities	Jefferies

RBC Capital Markets	RBS	Stifel Nicolaus Weisel	SunTrust Robinson Humphrey	UBS Investment Bank

The date of this prospectus supplement is June 19, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” that we have authorized. We have not, and the sales agents have not, authorized anyone to provide additional information or information different from that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement nor the sale of shares of common stock offered hereby shall be deemed a guarantee that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus” is correct after their respective dates. These documents do not constitute an offer to sell or solicitation of any offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering and adds to and updates information contained in the accompanying prospectus. The second part is the prospectus, which provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to this prospectus supplement and the accompanying prospectus. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information contained in this prospectus supplement.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “Omega,” “we,” “company,” “us,” and “our” refer to Omega Healthcare Investors, Inc. and its subsidiaries.

S-i

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the risk factors discussed in this prospectus supplement, the accompanying prospectus and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as updated in our subsequent Quarterly Reports on Form 10-Q, as they may be amended, updated or modified periodically in our reports filed with the SEC, and the financial data and related notes and the reports incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

COMPANY OVERVIEW

We are a self-administered real estate investment trust, or REIT, investing in income-producing healthcare facilities, principally long-term care facilities, located in the United States. We provide lease or mortgage financing to qualified operators of skilled nursing facilities, which we refer to as SNFs, and, to a lesser extent, assisted living facilities, independent living facilities and rehabilitation and acute care facilities.

As of March 31, 2012, our portfolio of investments consisted of 435 healthcare facilities located in 33 states and operated by 47 third-party operators. We use the term “operator” to refer to our tenants and mortgagees and their affiliates who manage and/or operate our properties. As of March 31, 2012, our portfolio of investments consisted of:

●	381 SNFs, 10 assisted living facilities and five specialty facilities;
●	fixed rate mortgages on 32 SNFs; and
●	seven SNFs and one parcel of land held-for-sale.

As of March 31, 2012, our gross investments in these facilities, net of impairments and before reserve for uncollectible loans, totaled approximately $2.8 billion. In addition, we held miscellaneous investments of approximately $46.0 million at March 31, 2012, consisting primarily of secured loans to third-party operators of our facilities.

CORPORATE INFORMATION

We were incorporated in the State of Maryland on March 31, 1992. Our principal executive offices are located at 200 International Circle, Suite 3500, Hunt Valley, Maryland 21030, and our telephone number is (410) 427-1700. Additional information regarding our company is set forth in documents on file with the SEC and incorporated by reference in this prospectus supplement. See “Incorporation of certain information by reference” and “Where you can find more information.”

THE OFFERING

Issuer	Omega Healthcare Investors, Inc.

New York Stock Exchange symbol	OHI

Common stock we are offering	Shares having an aggregate gross sales price of up to $245,000,000.

Manner of offering
Commercially reasonable efforts, “at-the-market” offering that may be made from time to time through BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., Jefferies & Company, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, RBS Securities Inc., Stifel, Nicolaus & Company, Incorporated, SunTrust Robinson Humphrey, Inc. and UBS Securities LLC, as sales agents. See “Plan of distribution.”

Use of proceeds
We intend to use the net proceeds from the sale of the shares that we may offer under this prospectus supplement and the accompanying prospectus, after deducting commissions and estimated offering expenses, for working capital and general corporate purposes. Pending the application of such proceeds, we intend to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations. See “Use of proceeds.”

Risk factors
You should carefully consider the information set forth in the sections of this prospectus supplement, and the accompanying prospectus entitled "Risk Factors" and the section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 entitled “Risk Factors” as well as other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision regarding our common stock.

Cautionary language regarding forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may constitute forward-looking statements. These statements relate to our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. These statements are based on information available on the date of this filing and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed. Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

●
those items discussed under “Risk factors” herein and under “Risk Factors” in Item 1A to our annual report on Form 10-K, as supplemented from time-to-time in Part II, Item 1A to our quarterly reports on Form 10-Q;

●	uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;

●
the ability of any operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the process of a bankruptcy proceeding and retain security deposits for the debtors’ obligations;

●	our ability to sell closed or foreclosed assets on a timely basis and on terms that allow us to realize the carrying value of these assets;

●	our ability to negotiate appropriate modifications to the terms of our credit facilities;

●	our ability to manage, re-lease or sell any owned and operated facilities;

●	the availability and cost of capital to us;

●	changes in our credit ratings and the ratings of our debt securities;

●	competition in the ﬁnancing of healthcare facilities;

●	regulatory and other changes in the healthcare sector;

●	changes in the ﬁnancial position of our operators;

●	the effect of economic and market conditions generally and, particularly, in the healthcare industry;

●	changes in interest rates;

●	the amount and yield of any additional investments;

●	changes in tax laws and regulations affecting REITs; and

●	our ability to maintain our status as a REIT.

Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors incorporated by reference in this prospectus supplement and the accompanying prospectus. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements incorporated by reference in this prospectus supplement and the accompanying prospectus to reflect future events or developments.

Risk factors

An investment in our common stock involves risks. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Before you decide to invest in our common stock, you should carefully consider the risks described below, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and in our subsequent reports on Form 10-Q, as such risks may be amended, updated or modified periodically in our reports filed with the SEC, as well as the other information included in and incorporated by reference in this prospectus supplement and the accompanying prospectus.

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be highly volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The stock market has, in recent years, experienced extreme price and volume fluctuations that have affected the market price of shares of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. If the market price of our common stock declines significantly, you may be unable to resell your shares at a gain. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include but are not limited to:

●	our operating performance and the performance of other similar companies;

●	actual or anticipated changes in our business, operations and prospects;

●	financial results that fail to meet public market analysts’ expectations and changes in stock market analysts’ recommendations regarding us, other healthcare or real estate-based companies, or the healthcare industry in general;

●	increases in market interest rates that lead investors in our common stock to demand a higher yield;

●	changes in our credit rating;

●	adverse market reaction to indebtedness we may incur in the future;

●	the future issuance of our equity securities;

●	actions by institutional stockholders;

●	speculation in the press or investment community;

●	our failure to qualify for and maintain our status as a REIT;

●	adverse judgments or settlements obligating us to pay damages;

●	industry, domestic and international market and economic conditions; and

●	legislative or other regulatory developments, including regulations proposed or issued by the Centers for Medicare and Medicaid Services.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may raise capital through the issuance of debt or equity securities. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will be entitled to our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could have a material adverse effect on the price of our common stock. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute the value of their investment in our common stock.

There are no assurances of our ability to pay dividends in the future.

Our ability to pay dividends may be adversely affected if any of the risks described herein were to occur. Our payment of dividends is subject to compliance with restrictions contained in our credit agreements and the indentures governing our senior notes. All dividends will be paid at the discretion of our Board of Directors and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, our dividends in the past have included, and may in the future include, a return of capital.

Use of proceeds

We intend to use the net proceeds from the sale of the shares offered by this prospectus supplement and the accompanying prospectus, after deducting commissions and estimated offering expenses, for working capital and general corporate purposes.

Pending the application of such proceeds, we intend to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

Plan of distribution

We have entered into separate equity distribution agreements with each of the sales agents relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus. Pursuant to the terms of each equity distribution agreement, we may offer and sell the shares offered by this prospectus supplement from time to time through or to the sales agents. Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the NYSE or otherwise at market prices prevailing at the time of sale or negotiated transactions or as otherwise agreed with the applicable sales agent. Our sales agents will not engage in any transactions that stabilize the price of our common stock. No more than one of the sales agents will sell shares on the same day. The actual number of shares issued pursuant to the equity distribution agreements may be limited as a result of our available authorized, unissued and unreserved shares of our common stock.

Each sales agent will offer shares of our common stock on a daily basis or as otherwise agreed by us and the applicable sales agent. We will designate the minimum price per share at which the shares may be sold and the maximum amount of shares of common stock to be sold through each sales agent. Subject to the terms and conditions of the applicable equity distribution agreement, each sales agent has agreed to use its commercially reasonable efforts to sell, on our behalf, all of the designated shares of common stock. We or the applicable sales agent may suspend the offering of shares of common stock being made through such sales agent under the applicable equity distribution agreement upon proper notice to the other party. We may instruct any sales agent not to sell shares of common stock if the sales cannot be effected at or above the price designated by us.

We will pay each sales agent compensation equal to 2% of the gross sales price of shares sold through such sales agent under the applicable equity distribution agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales, will equal our net proceeds from the sale of the shares that we may offer under this prospectus supplement and the accompanying prospectus. We have agreed to reimburse our sales agents for certain of their expenses in certain circumstances.

Settlement for the sale of shares offered hereby will occur, unless we and the applicable sales agent agree otherwise, on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will deliver to the NYSE copies of this prospectus supplement and the accompanying prospectus pursuant to the rules of the NYSE. Unless otherwise required, we will report at least quarterly the number of shares of common stock sold through the sales agents under the equity distribution agreements, the net proceeds to us and the compensation paid by us to the sales agents in connection with such sales of shares.

Under the terms of the equity distribution agreements, we may also sell shares to each sales agent, as principal for its own account, at a price agreed upon at the time of sale. If we sell shares to a sales agent as principal, we will enter into a separate terms agreement with the sales agent and describe the terms agreement in a separate prospectus supplement or pricing supplement.

In connection with the sale of the common stock on our behalf, each of the sales agents may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to each of the sales agents may be deemed to be underwriting commissions or discounts. We have agreed in the equity distribution agreements to provide indemnification and contribution to each of the sales agents against certain civil liabilities, including liabilities under the Securities Act. The sales agents may engage in transactions with, or perform other services for us in the ordinary course of business.

If any sales agent or we have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Exchange Act, that party will promptly notify the other parties and sales of common stock under the equity distribution agreements and any terms agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the sales agents and us.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate gross sales price of the securities that we may offer under this prospectus supplement and the accompanying prospectus.

The offering of common stock pursuant to each equity distribution agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the equity distribution agreements, or (ii) with respect to a particular equity distribution agreement, the termination of that equity distribution agreement by us and/or the applicable sales agent.

Affiliations

The sales agents or their affiliates, or their respective predecessors have, from time to time, provided commercial banking, investment banking and other financial advisory services to us, for which they have received customary fees. Affiliates of each of the sales agents are lenders under our existing senior credit facility.

Legal matters

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus have been passed upon for us by Bryan Cave LLP, Atlanta, Georgia. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is counsel for each of the sales agents in connection with this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” the information we file with the SEC into this prospectus supplement, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information that we incorporate by reference is considered a part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC (File No. 001-11316) as well as any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering, other than information in these documents that is not deemed to be filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012;

●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 8, 2012;

●	the description of our common stock contained in our Registration Statement on Form 8-A, filed on August 4, 1992, and any amendments or reports filed for the purpose of updating that description;

●
our Proxy Statement on Schedule 14A, relating to the annual meeting of stockholders held on June 7, 2012, filed with the SEC on April 23, 2012, and additional definitive materials on Schedule 14A filed with the SEC on May 30, 2012; and

●	our Current Reports* on Form 8-K filed with the SEC on March 7, 2012, March 14, 2012, March 19, 2012, March 30, 2012 and June 8, 2012.

*
We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 2.02 and/or 7.01 of, or otherwise with, Form 8-K.

These documents contain important information about our financial condition. You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC’s website as described below. Documents incorporated by reference are available from us without charge, excluding exhibits thereto, unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered, may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from us in writing or by telephone at Omega Healthcare Investors, Inc., Attention: Chief Financial Officer, 200 International Circle, Suite 3500, Hunt Valley, Maryland 21030, telephone number (410) 427-1700. You may also access our SEC filings free of charge on our website at http://www.omegahealthcare.com, under the tab entitled “SEC Filings.”

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.omegahealthcare.com. You may inspect information that we file with the NYSE at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Information on our website is not incorporated by reference in this prospectus supplement and the accompanying prospectus and our web address is included as an inactive textual reference only.

We have filed with the SEC a registration statement on Form S-3, referred to in this prospectus supplement as the registration statement, to register the shares of common stock offered by this prospectus supplement. This prospectus supplement is a part of the registration statement. This prospectus supplement does not include all of the information contained in the registration statement. For further information about us and the securities offered in this prospectus supplement, you should review the registration statement. You can inspect or obtain a copy of the registration statement as described in the preceding paragraph.